ASTON FUNDS

120 North LaSalle Street

Chicago, Illinois 60602

February 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Elisabeth M. Bentzinger

Re:	Aston Funds (the “Registrant” or the “Trust”)
1933 Act. File No. 033-68666
1940 Act File No. 811-08004
Post-Effective Amendment No. 160

Dear Ms. Bentzinger:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 160 under the Securities Act of 1933 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on December 30, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ASTON FUNDS

By:	/s/ Gerald F. Dillenburg
Name: Title:	Gerald F. Dillenburg Senior Vice President, Secretary, Chief Operating Officer and Chief Compliance Officer